UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed

Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Great Lakes Aviation, Ltd.

(Name of issuer)

Common Stock

(Title of class of securities)

39054K 10 8

(CUSIP number)

Joseph T. Kinning, Esq.

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

(Name, address and telephone number of person authorized to receive notices and communications)

September 17, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39054K 10 8	13D	Page 2 of 5 Pages

1	Name of reporting persons Gayle R. Brandt
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,420,753
	8	Shared voting power -0-
	9	Sole dispositive power 1,420,753
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,420,753
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person (see instructions) IN

Gayle R. Brandt (“Gayle Brandt”) hereby amends her statement on Schedule 13D (the “Schedule 13D”) originally filed on November 20, 1996, and amended on February 28, 2002, September 12, 2003, April 29, 2008, January 6, 2009 and January 29, 2010 with respect to her beneficial ownership of shares of common stock par value $.01 per share (“Common Stock”), of Great Lakes Aviation, Ltd. (“Great Lakes”), an Iowa corporation. This Schedule 13D amends Items 5, 6 and 7 of the previously filed Schedule 13D’s.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Gayle R. Brandt beneficially owned 1,420,753 shares of Common Stock, constituting approximately 9.9% of the outstanding Common Stock of the Issuer.

(b) Ms. Brandt has sole power to vote and dispose of her 1,420,753 shares.

(c) Effective September 17, 2010, Ms. Brandt sold 450,000 shares of Common Stock in a private placement transaction to Iowa Great Lakes Flyers, Inc. (“Flyers”) at a price of $0.75 per share pursuant to the terms of a Stock Purchase Agreement dated September 7, 2010.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Stock Purchase Agreement dated September 7, 2010, Ms. Brandt received a security interest in 183,334 shares of Common Stock held by Flyers, to secure a promissory note given as partial payment in that transaction.

The Shareholder Buy-Sell Agreement between Mr. Voss and Ms. Brandt, dated June 28, 1996, expired by its terms on June 28, 2010.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2010

/s/ Gayle R. Brandt
Gayle R. Brandt

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